EClips Energy Technologies, Inc.

3900A 31st Street N.

St. Petersburg, FL 33714

May 8, 2009

Ms. Jeanne Bennett

Staff Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 6010

Washington, DC 20549

Re:

EClips Energy Technologies, Inc.

Amendment No. 1 to Form 8-K for Item 4.01

Filed April 23, 2009

File No. 0-25097

Dear Ms. Bennett:

This letter is being submitted in response to the Securities and Exchange Commission (“SEC” or “Commission”) staff’s comment letter of May 1, 2009 (the “Letter”) directed to EClips Energy Technologies, Inc. (“EETI” or the “Company”) regarding the referenced current report on Form 8-K.  We will respond to each of the Commission staff’s comments in the order in which they appear in the Letter.

Amendment No. 1 to Form 8-K filed 4/23/09

1.

Please amend the Form 8-K to clearly state in the last sentence in paragraph 1(b) that the report of Ferlita, Walsh & Gonzalez (FW&G) on the financial statements for the year ended December 31, 2006 included an explanatory paragraph expressing substantial doubt as to the Company’s ability to continue as a going concern.

Response:

We acknowledge this staff’s comment and intend to amend the Form 8-K consistent with such comment.

2.

Please amend the Form 8-K to clearly disclose the reasons that you have filed two Exhibit 16 letters from FW&G.

3900A 31st Street North, Saint Petersburg, Florida 33714 727-525-5552  727-499-7413 Fax

Ms. Jeanne Bennett, Staff Acct.

Re: Eclips Energy Technologies

May 8, 2009

Response

We acknowledge this staff’s comment and intend to amend the Form 8-K consistent with such comment.

3.

We also note from the discussion in the penultimate paragraph in the second Exhibit 16 letter that FW&G is not associated with the Form 10-K filed on April 15, 2009 and that FW&G did not consent to the reissuance of its report for the year ended December 31, 2007.  Further, we note that the audit report included on page F-1 of the Form 10-K for the fiscal year ended December 31, 2008 only opines on the fiscal 2008 financial statements and attributes the audit of the financial statements for the year ended December 31, 2007 to other auditors.

(a)  Please tell us how the financial statements in your Form 10-K comply with the requirements of Rule 8-02 of Regulation S-X to provide audited financial statements for the two years ended December 31, 2008 or amend the filing to comply.  If you are unable to obtain a reissued audit report on the December 31, 2007 financial statements, immediately amend your 2008 Form 10-K to label the 2007 financial statements as unaudited and discuss management’s plans to remedy the deficiency.

Response

We acknowledge the staff’s comment and are in the process of attempting to obtain consent for a reissued audit report on the December 31, 2007 financial statements.

(b)  Please have Randall N. Drake, CPA, P.A. explain what is meant by the sentence included in the introductory paragraph of his report “our opinion on the statement of operations, changes in stockholders’ deficit and cash flows for the 12 month period ended December 31, 2008, insofar as it relates to amounts for the periods through December 31, 2007 is based solely on the report of the other auditors” and similar wording in the opinion paragraph.

Response

Please see the written response of Randall N. Drake, CPA, P.A., attached and incorporated herein as Exhibit “A”.

4.

We reference the letter from Randall N. Drake dated April 21, 2009 included as Exhibit A to your response dated April 23, 2009.  Please have Mr. Drake tell us the following:

•

When he held communications with the predecessor auditor as inquired by AU 315.

Ms. Jeanne Bennett, Staff Acct.

Re: Eclips Energy Technologies

May 8, 2009

•

How he concluded that he did not need to send receivable confirmations pursuant to the guidance in paragraph 35 of AU 330.

•

How he believes his alternative inventory procedures complied with the guidance in AU 331.  In addition, tell us whether the company performed a physical count at December 31, 2008 that was observed by the predecessor auditor.  If the predecessor auditor did observe the physical count at December 31, 2008, please tell us whether Mr. Drake reviewed those workpapers.

•

How he was able to audit income and expense balances by performing general analytical procedures.  Please tell us whether any audit procedures, other than analytical procedures, were performed on the income and expense amounts.

•

The procedures performed on the intangible asset now, including whether he engaged his own valuation specialist to assist in reviewing the valuation methodology utilized as opposed to solely rely on the company’s valuation.  As part of these procedures, have Mr. Drake discuss the testing performed on the impairment realized in the income statement.

•

The nature of the procedures performed on the company’s liability balances.

•

How he was able to audit the property and equipment balances if he only verified the existence of the documentation for significant additions.

•

When he held discussions with the Audit Committee.

Response

Please see the written response of Randall N. Drake, CPA, P.A., attached and incorporated herein as Exhibit “A”.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company and its management, we thank you for the opportunity to respond to the Commission staff’s comments and we are committed to working with the Commission staff to ensure compliance with federal securities laws.  If you have any

Ms. Jeanne Bennett, Staff Acct.

Re: Eclips Energy Technologies

May 8, 2009

questions regarding our responses to the Commission staff’s comment letter, please do not hesitate to contact me.

Sincerely,

ECLIPS ENERGY TECHNOLOGIES, INC.

/s/:  Benjamin C. Croxton

Benjamin C. Croxton,

Chief Executive Officer

Chief Financial Officer

Ms. Jeanne Bennett, Staff Acct.

Re: Eclips Energy Technologies

May 8, 2009

EXHIBIT A

Randal N. Drake, C.P.A., P.A.

1981 Promenade Way

Clearwater, FL 33760

Phone: (727) 536-4863

May 7, 2009

Ms. Jeanne Bennett, Staff Accountant

US Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

In re:

EClips Energy Technologies, Inc.

May 1, 2009 Comment Letter

Dear Ms. Bennett,

In response to your May 1, correspondence,

Item 3(b).

The audit report referenced the report of other auditors in expectation of the company receiving consent prior to filing.  When it was determined consent was not obtained, the audit report should have been revised to not reference the prior auditor’s report.  The company is in the process of obtaining consent and filing an amended Form 10K.  The audit report will be revised if necessary pending the results of the company’s efforts to obtain consent.

Item 4.

Communications with the predecessor auditor was conducted on April 14, 2009.  Due to the timing of the audit work and the delayed company notification of the prior auditor, the conversation did not occur until April 14.  At that time, the predecessor auditor informed me that there were no disagreements or management integrity issues, rather a fee issue.  The auditor also informed me that due to his firm’s tax responsibilities, he could not provide me with work papers until after April 15, 2009.  I was unable to fulfill

Ms. Jeanne Bennett, Staff Acct.

Re: Eclips Energy Technologies

May 8, 2009

the pre-engagement communication responsibilities but would not have issued a report without the required predecessor inquiries regarding management integrity, disagreements, and any fraud or misstatement issues.

AU 330 states that confirmation of receivables is not required if the balance is immaterial, if using confirmations would be ineffective or if the combined risk of material misstatement is low and other substantive procedures will be adequate.  I believed and documented that other substantive procedures would be adequate due to the availability of subsequent cash receipts and sales invoices and the low risk of material misstatement.

AU 331 implies that the only reason for not observing inventory would be for materiality.  I believe the alternative inventory procedures provided the best opportunity to test the inventory balances.  The Company did perform a physical count at December 31, 2008 and 2007 and it was observed by the predecessor auditor.  I was provided all procedures, counting sheets and inventory perpetual records in which to examine and perform rollback testing.  As mentioned above, I was unable to review the predecessor auditor work papers.  After performing physical counts and through appropriate tests of prior transactions, reviews of the records of prior counts and the application of gross profit tests, I was able to become satisfied with the inventory balances.

My prior letter summarized income and expense testing as general analytical procedures.  In addition, substantive tests were performed on sales transactions, payroll, repairs and maintenance, legal, consulting and predictability testing on interest and other account balances.

Regarding the intangible asset, the company had engaged a valuation specialist and I was given access to the report, correspondence and the company methodology for the treatment of the intangible asset.  I concurred with the company decision to record the intangible asset at cost.  Due to the close proximity of the transaction to the balance sheet date, and the price determined by two unrelated entities, any impairment would have been immaterial to the financial statements and I agreed with the company decision to not impair this asset for December 31, 2008.

In your letter, you refer to the impairment realized on the income statement.  This amount was the complete impairment of a technology company acquired for stock in 2008 and determined at June 30, 2008 to be of no value due to non-development or lack of marketability of the technological feasibility.  The footnote regarding this impairment was included in the second quarter Form 10-Q but left off in error on the Form 10-K.  It will be added to the Form 10-K amendment that is in process.  I reviewed the company’s assessment and concur with its accounting treatment.

The procedures for testing the liability balances were primarily cut off testing of purchases and subsequent cash disbursements and analysis of existing contracts and

Ms. Jeanne Bennett, Staff Acct.

Re: Eclips Energy Technologies

May 8, 2009

agreements.  Material amounts in accounts payable were examined and the largest accrued liability balance of $250,000 was unchanged since December 31, 2006.

As referenced above, my prior letter listed only verification and documentation of the significant additions for property and equipment balances.  Additional procedures were conducted regarding property and equipment.  These included testing the clerical accuracy of the schedule and tracing opening and closing balances to the trial balance.  A comparison of property and accumulated depreciation balances with the prior periods was done.  An analysis of the repairs and maintenance entries was conducted to ensure all asset purchases were properly classified. Finally, a number of assets on the schedule were noted and inquired for use and observed for existence.

The chairman of the audit committee, Peter James, first called me April 8, 2009 and set up my initial meeting with him, at the company, on April 10, 2009.  At that meeting we discussed the role of the audit committee, auditor independence, the company relationship with the predecessor auditor and internal control over financial reporting.

Sincerely,

Randall N. Drake, CPA

Randall N. Drake, CPA PA